                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Savings and Capital Growth Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1995 AND 1994

                         TOGETHER WITH AUDITORS' REPORT

                          GEORGIA-PACIFIC CORPORATION
                        SAVINGS AND CAPITAL GROWTH PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 AND 1994

                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits with Fund Information-- December 31, 1995 and 1994

      Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS


     Schedule I:   Item 27(a)--Schedule of Assets Held for Investment
                   Purposes--December 31, 1995

     Schedule II:  Item 27(d)--Schedule of Reportable Transactions for the Year
                   Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         /s/ Arthur Andersen LLP



Atlanta, Georgia
May 1, 1996

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995




                     Interest   Georgia-Pacific      Common       Balanced      Bond
                   Income Fund     Stock Fund      Stock Fund       Fund        Fund
                   -----------  ---------------    ----------     --------      ----

Assets:

Accrued income    $  1,271,278    $           0  $          0  $    84,224  $        0

Other
 receivables           127,329                0             0       61,061           0

Investments, at
  market value:

Interest
 in Master                   0      190,177,001             0            0           0
 Trust

Guaranteed
 investment
 contracts         141,293,587                0             0            0           0

Mutual funds       263,397,209                0   155,222,166   33,245,577   5,802,621

Participants'
 loans                       0                0             0            0           0
                  ------------     ------------  ------------  -----------  ----------

Total
 investments       404,690,796      190,177,001   155,222,166   33,245,577   5,802,621
                  ------------     ------------  ------------  -----------  ----------
Total Assets       406,089,403      190,177,001   155,222,166   33,390,862   5,802,621
                  ------------     ------------  ------------  -----------  ----------

Liabilities:

Other payables         536,444                0             0       15,944           0
                  ------------     ------------  ------------  -----------  ----------

Total
 Liabilities           536,444                0             0       15,944           0
                  ------------     ------------  ------------  -----------  ----------

Net Assets
 Available
 for Benefits     $405,552,959     $190,177,001  $155,222,166  $33,374,918  $5,802,621
                  ============     ============  ============  ===========  ==========


                                                                Participants'
                      Money     International   Unallocated        Loans
                   Market Fund       Fund      Contributions     Receivable     Total
                   -----------  -------------  -------------     ----------    -------

Assets:

Accrued income     $         0     $        0     $        0    $         0  $  1,355,502

Other
 receivables                 0              0              0              0       188,390

Investments, at
  market value:

Interest
 in Master                   0              0              0              0   190,177,001
 Trust

Guaranteed
 investment
 contracts                   0              0              0              0   141,293,587

Mutual funds        12,546,464      8,682,877      6,842,787              0   485,739,701

Participants'
 loans                       0              0              0     20,417,567    20,417,567
                   -----------     ----------     ----------    -----------  ------------

Total
 investments        12,546,464      8,682,877      6,842,787     20,417,567   837,627,856
                   -----------     ----------     ----------    -----------  ------------
Total Assets        12,546,464      8,682,877      6,842,787     20,417,567   839,171,748
                   -----------     ----------     ----------    -----------  ------------

Liabilities:

Other payables               0              0              0              0       552,388
                   -----------     ----------     ----------    -----------  ------------

Total
 Liabilities                 0              0              0              0       552,388
                   -----------     ----------     ----------    -----------  ------------

Net Assets
 Available
 for Benefits      $12,546,464     $8,682,877     $6,842,787    $20,417,567  $838,619,360
                   ===========     ==========     ==========    ===========  ============




         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994






                                  Interest   Georgia-Pacific     Common       Balanced       Bond
                                Income Fund     Stock Fund     Stock Fund       Fund         Fund
                                -----------  ---------------   ----------     --------       ----
Assets:

Contribution receivable        $          0     $          0  $         0  $         0  $        0

Accrued income                    1,019,359                0            0       62,461           0

Other receivables                   323,793                0            0       20,542      93,890

Due from other funds                  9,743          452,702      101,475       67,752       4,931

Investments, at market value:

Interest in Master Trust                  0      160,714,755            0            0           0

Guaranteed investment
 contracts                      188,994,561                0            0            0           0

Mutual funds                    210,613,440                0   96,166,192   22,580,390   2,392,674

Participants' loans                       0                0            0            0           0
                               ------------     ------------  -----------  -----------  ----------

Total investments               399,608,001      160,714,755   96,166,192   22,580,390   2,392,674
                               ------------     ------------  -----------  -----------  ----------

Total Assets                    400,960,896      161,167,457   96,267,667   22,731,145   2,491,495
                               ------------     ------------  -----------  -----------  ----------

Liabilities:

Due to other funds                  494,346           12,117       32,132       36,771      98,821

Other payables                       64,764          440,585       69,343            0           0
                               ------------     ------------  -----------  -----------  ----------

Total Liabilities                   559,110          452,702      101,475       36,771      98,821
                               ------------     ------------  -----------  -----------  ----------

Net Assets Available
for Benefits                   $400,401,786     $160,714,755  $96,166,192  $22,694,374  $2,392,674
                               ============     ============  ===========  ===========  ==========


                                    Money      Unallocated      Loans
                                 Market Fund  Contributions   Receivable       Total
                                 -----------  -------------   ----------       -----
Assets:

Contribution receivable           $        0     $  198,869  $         0  $    198,869

Accrued income                             0              0            0     1,081,820

Other receivables                          0              0            0       438,225

Due from other funds                  37,584              0            0       674,187

Investments, at market value:

Interest in Master Trust                   0              0            0   160,714,755

Guaranteed investment
 contracts                                 0              0            0   188,994,561

Mutual funds                       7,819,509      6,259,397            0   345,831,602

Participants' loans                        0              0   19,411,372    19,411,372
                                  ----------     ----------  -----------  ------------

Total investments                  7,819,509      6,259,397   19,411,372   714,952,290
                                  ----------     ----------  -----------  ------------

Total Assets                       7,857,093      6,458,266   19,411,372   717,345,391
                                  ----------     ----------  -----------  ------------

Liabilities:

Due to other funds                         0              0            0       674,187

Other payables                        37,584              0            0       612,276
                                  ----------     ----------  -----------  ------------

Total Liabilities                     37,584              0            0     1,286,463
                                  ----------     ----------  -----------  ------------

Net Assets Available
for Benefits                      $7,819,509     $6,458,266  $19,411,372  $716,058,928
                                  ==========     ==========  ===========  ============


         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                     Interest   Georgia-Pacific       Common         Balanced           Bond
                                   Income Fund     Stock Fund       Stock Fund         Fund             Fund
                                   -----------  ---------------     ----------       --------           ----

Interest and dividends            $ 30,241,148     $          0    $  3,442,230     $ 1,328,214      $  307,473

Net appreciation in
 market value                       13,377,263                0      35,443,739       5,396,232         419,227

Net loss from Master Trust                   0       (2,765,335)              0               0               0
                                  ------------     ------------    ------------     -----------      ----------

Net investment income               43,618,411       (2,765,335)     38,885,969       6,724,446         726,700

Contributions:
Participants'                       16,019,937        9,172,910       8,635,111       2,328,076         519,805

Corporation                         16,770,169        7,958,920       7,371,319       1,959,433         373,585
                                  ------------     ------------    ------------     -----------      ----------

Total contributions                 32,790,106       17,131,830      16,006,430       4,287,509         893,390

Interfund transfers                (37,819,729)      20,091,374       9,219,250       1,004,855       2,013,634

Interest income on loans                     0                0               0               0               0

Amounts distributed to
 participants                      (32,832,494)      (5,091,678)     (4,919,366)     (1,295,289)       (229,086)

New loans issued                    (4,833,219)      (1,732,965)     (1,436,378)       (314,102)        (30,289)

Loan principal payments              4,238,748        1,830,190       1,307,939         273,245          35,878

Loan fees                              (10,650)          (1,170)         (7,870)           (120)           (280)
                                  ------------     ------------    ------------     -----------      ----------

Changes in net assets available
 for benefits                        5,151,173       29,462,246      59,055,974      10,680,544       3,409,947

Net assets available for
 benefits, beginning of year       400,401,786      160,714,755      96,166,192      22,694,374       2,392,674
                                  ------------     ------------    ------------     -----------      ----------

Net assets available for
 benefits, end of year            $405,552,959     $190,177,001    $155,222,166     $33,374,918      $5,802,621
                                  ============     ============    ============     ===========      ==========

Number of units outstanding         39,772,182       18,439,797       2,694,829       2,671,981         572,250
                                  ============     ============    ============     ===========      ==========

Unit value at end of year         $      10.20     $      10.31    $      57.60     $     12.49      $    10.14
                                  ============     ============    ============     ===========      ==========


                                                                           Participants'
                                   Money     International   Unallocated       Loans
                                Market Fund       Fund      Contributions    Receivable      Total
                                -----------  -------------  -------------  -------------     -----

Interest and dividends          $   880,686       $233,910     $  174,315              0  $ 36,607,976

Net appreciation in
 market value                             0         70,882              0              0    54,707,343

Net loss from Master Trust                0              0              0              0    (2,765,335)
                                -----------     ----------     ----------    -----------  ------------

Net investment income               880,686        304,792        174,315              0    88,549,984

Contributions:
Participants'                       840,637        380,480      3,272,060              0    41,169,016

Corporation                       1,253,670        243,900      3,130,004              0    39,061,000
                                -----------     ----------     ----------    -----------  ------------

Total contributions               2,094,307        624,380      6,402,064              0    80,230,016

Interfund transfers               3,915,221      7,767,253     (6,191,858)             0             0

Interest income on loans                  0              0              0      1,532,826     1,532,826

Amounts distributed to
 participants                    (2,155,972)       (33,819)             0     (1,173,610)  (47,731,314)

New loans issued                   (134,221)       (16,505)             0      8,497,679             0

Loan principal payments             127,634         37,066              0     (7,850,700)            0

Loan fees                              (700)          (290)             0              0       (21,080)
                                -----------     ----------     ----------    -----------  ------------

Changes in net assets available
 for benefits                     4,726,955      8,682,877        384,521      1,006,195   122,560,432

Net assets available for
 benefits, beginning of year      7,819,509              0      6,458,266     19,411,372   716,058,928
                                -----------     ----------     ----------    -----------  ------------

Net assets available for
 benefits, end of year          $12,546,464     $8,682,877     $6,842,787    $20,417,567  $838,619,360
                                ===========     ==========     ==========    ===========  ============

Number of units outstanding      12,546,464        578,088      6,842,787
                                ===========     ==========     ==========

Unit value at end of year       $      1.00     $    15.02     $     1.00
                                ===========     ==========     ==========


         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 AND 1994

NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan (the "Plan").

The Plan includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 10% of compensation on a before-tax basis not to exceed regulated maximums. The savings component's maximum matching contribution is 3.75% of compensation consisting of $.75 for every $1.00 of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the
next 3% of compensation.   The capital growth component provides for
contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's monthly eligible earnings, provided such contributions do not exceed $250 per month.

Participants of the Plan are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions. At December 31, 1995, forfeited non-vested accounts totaled $35,922, which will reduce future contributions. Forfeitures of $145,000 were used to reduce the Corporation's contributions during 1995.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions to retired or terminated participants.

Investments are presented at market value, except for investments in guaranteed investment contracts, which are presented at cost plus accrued income which approximate market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

NOTE 3. INCOME TAX STATUS

The Corporation has received a favorable letter of determination from the Internal Revenue Service (the "IRS") as to the qualified status of the Plan as amended through 1985. On March 31, 1995 the Corporation submitted the Plan to the IRS to request a favorable determination letter on the Plan as amended and restated effective January 1, 1989 and amended through December 31, 1994. In management's opinion, the Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code.

Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Plan until such time as distributions are made to the participant.


NOTE 4. LOANS RECEIVABLE

The Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at Bankers Trust Company's prime interest rate plus 1%. Loan repayments are made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $8,497,679 and $8,308,432 were made in 1995 and 1994, respectively.

NOTE 5. INVESTMENTS

During 1995, assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of seven investment funds: the Interest Income Fund, the Common Stock Fund, the Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Fund, the International Fund and the Money Market Fund. The Plan permits participants to change the investment of future contributions or existing balances up to a maximum of four times a year plus once a quarter. The International Fund was added as an investment fund option as of July 3, 1995.

The following is a description of these investment funds:

 Georgia-Pacific Stock Fund - invested principally in shares of Georgia-Pacific Corporation common stock. The market value of the Georgia-Pacific Stock Fund Master Trust investment at December 31, 1995 and 1994, of $190,177,001 and $160,714,755, respectively exceeded 5% of net assets on those dates.

 Interest Income Fund - invested principally in the Vanguard Short-Term U.S. Treasury Portfolio and investment contracts issued by major insurance companies. The Vanguard portfolio, a fixed income mutual fund, is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The investment contracts guarantee the payment of principal and a specific rate of interest. The market value of the Vanguard Short-Term U.S. Treasury Portfolio investment at December 31, 1995 and 1994, $263,397,209 and $210,613,440, respectively exceeded 5% of net assets.

 Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the Portfolio at December 31, 1995 and 1994, of $171,854,496 and $107,434,412, respectively, exceeded 5% of net assets.

 Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Common Stock Fund.

 Money Market Fund - invested in the Vanguard Money Market Reserves - U.S. Treasury Portfolio, a money market mutual fund, which is invested exclusively in U.S. Government obligations.

 Bond Fund - invested in the Vanguard Bond Index Fund - Total Bond Market Portfolio, a fixed income mutual fund, which is described above under the Balanced Fund.

 International Fund - invested in the Vanguard International Growth Portfolio, an international equity mutual fund which invests in the stocks of companies outside the United States that have above average growth potential. The investment objective of the Vanguard International Growth Portfolio is long-term capital appreciation.

NOTE 6. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of several defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based upon the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust as of December 31, 1995 and 1994 is shown below:




                                   December 31,  December 31,
                                       1995          1994
                                   ------------  ------------

Investments, at market

Georgia-Pacific Corporation
common stock                       $213,030,186  $172,932,403

Vanguard Money Market
 Reserves U.S. Treasury Portfolio     5,861,086     2,526,180
                                   ------------  ------------

 Total investments                  218,891,272   175,458,583
                                   ------------  ------------

Receivables:

Interest                                 30,860         9,606

Due from brokers                        372,875       825,079

Other receivables                       977,715             0
                                   ------------  ------------

 Total receivables                    1,381,450       834,685
                                   ------------  ------------

Less:

Payables                                271,001        68,617

Due to brokers                        3,041,282     1,680,111
                                   ------------  ------------

 Total payables                       3,312,283     1,748,728
                                   ------------  ------------

 Net assets of the Master Trust    $216,960,439  $174,544,540
                                   ============  ============


A summary of income and net depreciation of the Master Trust, which comprises the net investment loss for all participating plans for the year ended December 31, 1995, is shown below:


Interest income             $    216,152

Dividends                      4,246,314

Net depreciation in market
  value of investments        (8,748,991)
                            ------------

Net investment loss from
  Master Trust              $ (4,286,525)
                            ------------

Allocations to participating plans of net investment loss for the year ended December 31, 1995 and of net assets as of December 31, 1995 and 1994 are shown below for the Master Trust:


Georgia-Pacific Corporation
 Savings and Capital Growth Plan  $ (2,765,335)

All other plans                     (1,521,190)
                                  ------------

Net investment loss from
 Master Trust                     $ (4,286,525)
                                  ============

                                  December 31, 1995        December 31, 1994
                                  -----------------        -----------------
Georgia-Pacific Corporation
 Savings and Capital Growth Plan  $190,177,001     87.66%  $160,714,755    92.08%

All other plans                     26,783,438     12.34     13,829,785     7.92
                                  ------------     -----  -------------   ------

Net assets of the Master Trust    $216,960,439    100.00%  $174,544,540   100.00%
                                  ============    ======   ============   ======



NOTE 7. CONTRIBUTIONS

Contributions to the Plan include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions (see Note 1).

Contributions are transferred to the Trustee on the last business day of each month and invested in short-term interest bearing securities until they can be credited to participants' accounts and invested in accordance with participants' investment elections. The December 1995 and 1994 contributions are recorded as unallocated contributions in the accompanying financial statements. Earnings on the short-term investments are allocated to participants' accounts twice each year.

NOTE 8.  WITHDRAWALS AND TERMINATION

Under the Plan, a participant may withdraw all or a portion of his account balance related to his after-tax contributions at any time but is limited to one withdrawal per year. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Alternatively, Participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contributions. If a former Participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the Participant's account.

NOTE 9.  PLAN TERMINATION

The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 10.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the years ended December 31, 1995 and 1994.

                                                                      SCHEDULE I
                                                                          Page 1
          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
          ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995



                                                 Shares
                                                or Face
                                                 Amount        Cost         Market
                                                --------       ----         ------


GEORGIA-PACIFIC STOCK FUND
Georgia-Pacific Stock Fund Master Trust *      18,439,797  $188,507,982  $190,177,001
                                                           ------------  ------------

INTEREST INCOME FUND
Guaranteed investment contracts:

Participation in Group Annuity Contract
#13796 001 with Aetna Life Insurance Co.
9.38% due July 1, 1996                         28,126,639    28,126,639    28,126,639

Participation in Group Annuity Contract
#13796 0002 with Aetna Life Insurance Co
 . 8.69% due January 31, 1996                   21,296,723    21,296,723    21,296,723

Participation in Group Annuity Contract
#GA 06002 with New York Life Insurance Co.
9.05% due April 1, 1996                        29,389,360    29,389,360    29,389,360

Participation in Group Annuity Contract
#GA 06043 with New York Life Insurance Co.
8.62% due January 2, 1996                      28,400,379    28,400,379    28,400,379

Participation in Group Annuity Contract
#13796-0003 with Aetna Life Insurance Co.
8.71% due January 2, 1997                      14,171,811    14,171,811    14,171,811

Participation in Group Annuity Contract
#1376-0001 with Aetna Life Insurance Co.
9.34% due October 1, 1996                      19,908,675    19,908,675    19,908,675

Vanguard Short-Term U.S. Treasury Portfolio *  25,522,985   258,854,343   263,397,209
                                                           ------------  ------------

TOTAL INTEREST INCOME FUND                                  400,147,930   404,690,796
                                                           ------------  ------------

COMMON STOCK FUND
Vanguard Index Trust 500 Portfolio *            2,694,829   118,929,411   155,222,166
                                                           ------------  ------------

BALANCED FUND
Vanguard Index Trust 500 Portfolio *              288,756    13,236,030    16,632,330

Vanguard Bond Index Fund *                      1,638,387    16,064,844    16,613,247
                                                           ------------  ------------

TOTAL BALANCED FUND                                          29,300,874    33,245,577
                                                           ------------  ------------

                                                                      SCHEDULE I
                                                                          Page 2

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995




                                              Shares
                                             or Face
                                              Amount       Cost         Market
                                             -------       ----         ------


BOND FUND
Vanguard Bond Index Fund *                    572,250     5,583,756     5,802,621
                                                       ------------  ------------

MONEY MARKET FUND
Vanguard Money Market Reserves
  U.S. Treasury Portfolio *                12,546,464    12,546,464    12,546,464
                                                       ------------  ------------

INTERNATIONAL FUND
 Vanguard International Growth Portfolio*     578,088     8,612,386     8,682,877
                                                       ------------  ------------

UNALLOCATED CONTRIBUTIONS
Vanguard Money Market Reserves
  U.S. Treasury Portfolio *                 6,842,787     6,842,787     6,842,787
                                                       ------------  ------------

PARTICIPANTS' LOANS RECEIVABLE *
(Interest rates range from 7% to 12.5%)                  20,417,567    20,417,567
                                                       ------------  ------------

TOTAL INVESTMENTS                                      $790,889,157  $837,627,856
                                                       ============  ============











 * Represents a party-in-interest to the Plan.










         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
               ITEM 27(D)-SCHEDULE OF REPORTABLE TRANSACTIONS(A)
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                             Purchases                                Sales
                                        --------------------    --------------------------------------------------

                                        Number       Amount       Number        Cost       Proceeds     Gain(Loss)

GEORGIA-PACIFIC STOCK FUND

 Georgia-Pacific Stock Fund
   Master Trust                          244      $171,408,406     245      $115,966,753  $135,163,507  $19,196,754

INTEREST INCOME FUND

 Vanguard Short-Term U.S.
   Treasury Portfolio                    103       166,655,605     222       127,109,235   126,571,827     (537,408)

BALANCED FUND

 Vanguard Bond Index Fund                145         8,147,570     105         4,217,922     4,210,817       (7,105)

 Vanguard Index Trust 500
   Portfolio                             118         6,393,839     126         4,281,501     5,063,679      782,178

COMMON STOCK FUND

Vanguard Index Trust 500
   Portfolio                             244        54,169,782     238        26,352,618    30,557,547    4,204,929

BOND FUND

 Vanguard Bond Index Fund                190         6,125,017     127         3,061,529     3,134,297       72,768

MONEY MARKET FUND

 Vanguard Money Market
   Reserves U.S. Treasury
   Portfolio                             236        44,189,571     236        38,878,786    38,878,786            0

INTERNATIONAL FUND

Vanguard International Growth
   Portfolio                             122        10,431,833      56         1,819,447     1,819,838          391




(a) The above represents a series of transactions in securities of the same issue in excess of 5% of the Plan assets at the beginning of the year.



          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


                          BY:  GEORGIA-PACIFIC CORPORATION,
                                  AS PLAN ADMINISTRATOR



DATE:  JUNE 24, 1996      BY:  /S/ John F. McGovern
                             ----------------------------------
                             JOHN F. MCGOVERN
                             EXECUTIVE VICE PRESIDENT - FINANCE
                             AND CHIEF FINANCIAL OFFICER

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                 DESCRIPTION
- ------                 -----------
23                     CONSENT OF ARTHUR ANDERSEN LLP*
























- -----------------------------------------
* - Filed by EDGAR